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                                                   U.S. SECURITIES AND EXCHANGE                                  OMB APPROVAL
FORM 3                                                Washington, D.C. 20549                               -------------------------
                                                                                                           OMB Number:
                                                                                                           Expires:
                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES              Estimated average burden
                                                                                                           hours per response...0.5

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 20(f) of the Investment Company Act of 1949


1. Name and Address of Reporting Person     2. Date of Event    4. Issuer Name and Ticker or Trading Symbol
                                            Requiring
Discovery Laboratories, Inc.                Statement           Ansan Phamaceuticals, Inc. ("Ansan")
==========================================  (Month/Day/Year)
  (Last)          (First)       (Middle)                        ANSN

509 Madison Avenue, 14th Floor               7/16/97
==========================================  ----------------------------------------------------------------------------------------
                (Street)                                        5. Relationship of Reporting Person to Issuer    6. If Amendment,
                                            3. IRS or Social                (Check all applicable)               Date of Original
New York,         NY            10022       Security Number                                                      (Month/Day/Year)
==========================================  of Reporting        ___Director    [X] 10% Owner
  (City)        (State)       (Zip Code)    Person              Officer (give  ___ Other (specify)
                                            (Voluntary)         title below)                                     ===================


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                                                                       TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                        2. Amount of Securities    3. Ownership Form:        4. Nature of Indirect Beneficial
   (Instr. 4)                                  Beneficially Owned         Direct (D) or             Ownership (Instr. 5)
                                               (Instr. 4)                 Indirect (I)
                                                                          (Instr. 5)
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N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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         TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Date           3. Title and Amount  4.           5. Ownership   6. Nature of Indirect Beneficial
   (Instr. 4)                    Exercisable and   of Securities        Conversion   Form of        Ownership (Instr. 5)
                                 Expiration Date   Underlying           or Exercise  Derivative
                                 (Month/Day/       Derivative Security  Price of     Security:
                                 Year)             (Instr. 4)           Derivative   Direct (D) or
                                                                        Security     Indirect (I)
                                                                                     (Instr. 5)
                                 --------------------------------------
                                 Date     Expir-   Title        Amount
                                 Exerci-  ation                   or
                                 sable    Date                  Number
                                                                  of
                                                                Shares
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Series A Convertible Preferred                     Common
Stock                           7/16/97   N/A      Stock(1)    928,571  $1.40(1)     D
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Explanation of Responses:

(1)  The Series A Convertible Preferred Stock is convertible into shares of Common Stock at a conversion rate determined by dividing a stated  price of $100 per share of Series A  Convertible  Preferred  Stock by a  conversion  price of $1.40 per share,  which conversion  price is subject  to  adjustment  as set forth in the  Certificate  of  Designations  for the Series A  Convertible
     Preferred  Stock.  Such  conversion  price shall also be adjusted  upon the  occurrence  of certain reset events upon which the conversion  price shall be equal to the price  necessary  for the Series A Convertible  Preferred  Stock to have 51% of Ansan's voting rights and to be convertible into 51% of Ansan's issued and outstanding shares of Common Stock on a fully diluted basis
     (excluding certain outstanding warrants).

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     /s/ James S. Kuo, President and CEO
         on behalf of Discovery Laboratories, Inc.           July 25, 1997
     -----------------------------------------               -------------
     **Signature of Reporting Person                              Date

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form,  one of which must be manually signed. If space  provided is insufficient,  See Instruction 6 for procedure.
       ___________________________
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